From:    Rubenstein, Marc A.
 Sent:    Wednesday, May 02, 2007 12:33 AM
 To:    [SEC]
 Cc:    Dr. Christoph Westphal; Garen Bohlin; 'Paul Brannelly'; 'Michael.Donovan1@ey.com'; 'richard.truesdell@dpw.com'
 Subject:    Sirtris Pharmaceuticals, Inc.

Dear Mary and Dana:

        Thank you very much for taking the time to speak with us again today about Sirtris Pharmaceuticals, Inc. (the "Company"). We look forward to speaking with you at 2:00 tomorrow to discuss the attached materials. For your reference, the following is the call-in information that was circulated earlier today by Christoph Westphal: Toll Free:                        Participant Passcode:

        As we discussed this afternoon, I am attaching for your review the following materials:

          (1)   a memo containing the following: (i) additional explanation of how the Company derived the data for the "Implied Value from Preferred Stock Financing" column of Tab 2 of the spreadsheet previously sent to you, (ii) additional explanation of the valuation methodology that the Company used and portions of the Practice Aid relevant to this methodology and (iii) the sensitivity analysis discussed during our call;

          (2)   the spreadsheet of comparables and valuation analysis previously provided; and

          (3)   a cumulative mark-up of the portion of MD&A regarding Stock-based compensation expense showing the manner in which the Company intends to amend that section in response to comments that were received and our conversation this afternoon that includes the option grants for the first quarter of 2007.

        Thank you again for your time and consideration as we work with you to finalize our filing. We look forward to speaking with you.

Very truly yours,

Marc Rubenstein

Marc A. Rubenstein
Ropes & Gray LLP
 One International Place -- Boston, MA 02110 -- Tel: 617-951-7826
Fax: 617-951-7050 -- Email: Marc.Rubenstein@ropesgray.com

Exhibit A

Sirtris Pharmaceuticals, Inc
Enterprise Values of Biotech IPOs since 2005

			IPO Pre-Money Valuations (in thousands)
Number	Company	IPO Date	All Biotechs	Phase 1 since 1/05	Phase 1 and 2 since 1/05	Phase 1 since 1/06	Phase 1 and 2 since 1/06	Clinical Trials
1	Viacell	1/21/05	200,000	200,000	200,000			p1-stem cell transplant, also had > $30m in revenue
2	Gentium	1/24/05	48,000		48,000			p2-phenoxodiol
3	Favrille	2/2/05	99,000					p3-non hodgkin's lymphoma
4	Icagen	2/3/05	132,000		132,000			p2-completed for sickle cell
5	Threshold	2/10/05	167,000					1 drug marketed for hypertension, 4 additional com
6	CardiaVascular Biotherapeutics	2/11/05	1,211,000					p3-insomnia, 5 products in trials
7	Aspreva	3/4/05	283,000					4 drugs in clinical trials including 2 in late sta
8	Xenoport	6/2/05	149,000		149,000			p1/2-Pancreatic Cancer, p2-BPH, p1-Tumors
9	Advanced Life Sciences	8/5/05	54,000					p3-pneumonia, p2-HIV
10	Coley	8/10/05	301,000					p2-cancer, 3 p1-Hep C, asthma, cancer
11	Somaxon	8/15/05	143,000					p3-insomnia, p2-gambling,p2-smoking
12	Sunesis	9/27/05	107,000					p3-urinary tract infection, p1-bacteria in CF
13	Avalon	9/29/05	59,000	59,000	59,000			p1-inlicensed from Vertex
14	Accentia	10/28/05	212,000					p3-chronic rhinosinusitis, p3 lymphoma
15	CombinatoRx	11/9/05	114,000		114,000			6 p2a-immuno-inflamatory, 1 p1/2 cancer

16	Altus	1/26/06	210,000		210,000			p2 complete-CF, p2-growth disorders
17	Iomai	2/1/06	83,000	83,000	83,000	$83,000	$83,000	2 p1-flu vaccine patch, p1-diarrhea patch
18	SGX	2/1/06	60,000					p3-3rd line leukemia, multiple p1/2 starting
19	Valera	2/2/06	97,000					mkts prostate cancer, p3-early onset puberty
20	Acorda	2/10/06	81,000					p3-spinal cord injury, p2-MS
21	Alexza	3/8/06	137,000		137,000		137,000	p2a-migraines, p1-acute panic attacks, p1-acute agitation and schizophrenia
22	Targacept	4/12/06	127,000		127,000		127,000	p2 complete-AAMI, p2-alzheimers, p2-schizophrenia
23	Vanda	4/13/06	159,000					p3-schizophrenia, p3-insomnia,p2-excessive sleepiness
24	Novacea	5/9/06	104,000					p3-prostate cancer
25	Replidyne	6/27/06	219,000					p3-bronchitis, p2-acute otitis media, p1-skin/wound infections
26	Osiris	8/3/06	259,000					p3-steroid refractory GvHD
27	Trubion	10/17/06	157,000		157,000		157,000	p2b-rheumatoid arthritis
28	Cadence	10/24/06	198,000					p3-pain/fever, p3 catheter infection
29	Achillion	10/25/06	119,000		119,000		119,000	p2-HIV, p1b-HCV
30	Catalyst	11/7/06	55,000	55,000	55,000	55,000	55,000	p1-addiction
31	Emergent BioSolutions	11/14/06	280,000					market anthrax vaccine, p1-typhoid vaccine, p1-HBV vaccine, p1-strep vaccine

	Mean			$99,250	$122,308	$69,000	$113,000
	Median			$71,000	$127,000	$69,000	$123,000

Sirtris Pharmaceuticals, Inc
Enterprise Values Used

Grant Date	# of Options	Exercise Price	Fair Value of C/S	Expected Market Capitalization	IPO Weight	Implied Valuation from Preferred Stock Financing
2/28/2006	286,000	$0.79	$1.94	$118 mil	25%	$81 mil pre-Series C
8/30/2006	702,000	$1.10	$2.15	$140 mil	33%	$103 mil post-Series C
10/20/2006	6,000	$1.10	$2.26	$140 mil	33%	$103 mil post-Series C
12/15/2006	128,000	$3.15	$4.62	$178 mil	65%	$156 mil pre-Series C-1
2/13/2007	197,000	$5.99	$7.02	$215 mil	85%	$192 mil post-Series C-1
3/1/2007	211,000	$5.99	$7.54	$215 mil	95%	$192 mil post-Series C-1

Note: Series C totaling $22.8 million was completed in March/April 2006 and Series C-1 totaling $35.9 million was completed in January/February 2007

1.     Implied Valuation from Preferred Stock Financing

  The Implied Valuation from Preferred Stock Financing in "Tab 2" of the spreadsheet previously provided is calculated by multiplying the total shares outstanding, including preferred stock on an as-converted basis, by the price per share of the preferred stock financing.

  The calculations for the December 15, 2006 and February 13, 2007 grant dates are as follows:

  The Company had 7,061,064 shares of common stock outstanding as of December 31, 2006. After giving effect to the conversion of Series A, Series A-1, Series B and Series C Preferred Stock into 85,117,559 shares of common stock there would be a total of 92,178,623 shares outstanding (these share amounts are reflected on page F-6 of Amendment No. 2 to the Company's S-1). The Company then multiplied the total shares outstanding of 92,178,623 by the Series C-1 price of $1.68 per share to arrive at $155 million Implied Valuation pre-Series C-1. Please note that the $155 million differs from the amount shown in our analysis recently reviewed with the Staff ($156 million). This is due to the fact that our previous analysis used shares outstanding immediately prior to the Series C-1 financing which included options exercised in January 2007. In order to calculate the post-Series C-1 Implied Valuation used for the February 13, 2007 grant date, you add the Series C-1 shares issued of 21,389,880 to the total and multiply by $1.68 to arrive at approximately $191 million.

  The Implied Valuation from Preferred Stock Financing amounts were used by the Company to determine the Expected Market Capitalization amounts used in its Probability Weighted Expected Return model.

  Nature and Cell published peer reviewed papers co-authored by us in November 2006 which validated some of our early discoveries. These papers were widely cited in the media, greatly increasing interest in sirtuins as targets for drug development. This resulted in increased interest from the investment banking community. We also initiated our first Phase 1b clinical trials of SRT501 in Type 2 Diabetes patients in November 2006. The increased publicity and the achievement of these milestones coupled with the advancement of our negotiations with investors in the Series C-1 Preferred Stock financing caused us to increase our implied valuation and expected market capitalization in December 2006.

2.     Expected Market Capitalization and the Market Approach

  We refer you to paragraphs 49 and 55 from the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). As mentioned in paragraph 49 of the Practice Aid, under the Market Approach, the valuation specialist examines investments by unrelated parties in comparable equity securities of the subject enterprise or examines transactions in comparable equity securities of comparable enterprises. The Practice Aid references two methods—Guideline Public Company Method and the Guideline Transaction Method.

  The Company began its analysis for the February 2006 grant date by using the Guideline Public Company Method. The Company compiled a complete list of all biotech companies that have completed their initial public offerings since January 1, 2005. Since no single company is more comparable than the others to the Company, the Company decided to use the mean of companies in a similar general stage of development (Phase 1 and 2). Therefore, the Company shortened the list to only include companies with products in Phase 1 or 2 clinical trials and excluded all companies in Phase 3 clinical trials or with marketed products. The Company analyzed two data sets 1) Phase 1 & 2 IPO's since January 2005 and 2) Phase 1 & 2 IPO's since January 2006. The midpoint between the two data sets is approximately $118 million. The Company used this value as the Expected Market Capitalization in its February 2006 valuation.

  Upon completion of its Series C financing in March/April 2006, the Company believed that the $118 million previously used as the Expected Market Capitalization was no longer relevant as it was lower than the Implied Valuation (as discussed above). Therefore, the Company followed the

  Guideline Transaction Method as outlined in paragraph 55 of the Practice Aid and considered transactions in equity securities of the Company with unrelated investors. Therefore, the Company increased its Expected Market Capitalization in August 2006 (based on Series C financing), December 2006 (based on initial proposed terms of the Series C-1 financing) and again in February 2007 (based on the final closing of the Series C-1 financing).

  Since the Series C financing was led by an unrelated third-party investor and new investors who purchased 49% of the financing, the Company believes that it was a reliable indicator of our Implied Valuation. Similarly, the Series C-1 financing was led by an unrelated third-party investor and new investors who purchased 73% of the financing, so the Company believes that it was also a reliable indicator.

  We refer you to the Exhibit attached herein that includes our proposed revised disclosure for Stock Compensation section of Management's Discussion and Analysis.

3.     Sensitivity Analysis

  The table below shows the financial statement impact if the Fair Value of Common Stock was changed from $4.62 per share in December 2006.

	Fair Value Used in the 2006 Financial Statements $4.62	Assumed Fair Value $7.00	Assumed Fair Value $10.00
A Per share value of common stock per Black-Scholes Model	$3.362	$5.519	$8.341
B Options granted on 12/15/06	127,809	127,809	127,809

Total Black-Scholes value (A * B)	$429,647	$705,374	$1,066,107

Vested during 2006 (0.5 months out of 48 months)	$4,475	$7,348	$11,105

Potential impact on 2006 financial statements		$2,872	$6,630

Potential quarterly impact beginning in 2007		$17,233	$39,779

Stock-based compensation

        Prior to January 1, 2006, we accounted for our stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25 (APB Opinion 25), Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No. 123, (SFAS No. 123), Accounting for Stock-Based Compensation. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted. As a result, stock-based employee compensation expense was recognized in the Statement of Operations for the period from March 25, 2004 (date of inception) to December 31, 2004 and the year ended December 31, 2005 to the extent stock options granted had an exercise price that was less than the deemed fair value of the underlying common stock on the date of grant.

        We account for stock-based compensation expense for non-employees using the fair value method prescribed by SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and the Black-Scholes option-pricing model, and recorded the fair value of non-employee stock options as stock-based compensation expense over the vesting term of the stock options.

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Shared Based Payment,(SFAS 123(R)) which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. Effective January 1, 2006, we adopted the provisions of SFAS 123(R). SFAS 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of adoption of SFAS 123(R) that were measured using the minimum value method. Under this transition method, stock-based compensation costs for all equity instruments granted after January 1, 2006 are recognized in the consolidated statement of operations at the grant-date fair value of the awards. In accordance with SFAS No. 123(R), we will recognize the compensation cost of employee stock-based awards using the straight-line method over the vesting period of the award. We have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

        As there has been no public market for our common stock prior to this offering, we have determined the volatility for stock options granted in 2006 and Q1 2007 based on an analysis of reported data for a peer group of companies with sufficient trading history, similar vesting provisions and a similar percentage of stock options that are in-the-money. The expected volatility of options granted has been determined using an average of the historical volatilities of this peer group of companies for a period equal to the expected term of the option. The expected term of options has been determined using an average of the reported expected term of this peer group of companies. The expected volatility for options granted was 72.3% and the expected term of stock options granted was 5.69 years. We applied a weighted-average risk free interest rate of 4.75%, based on a zero coupon United States treasury instrument whose term is consistent with the expected term of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123(R) requires companies to utilize an estimated forfeiture rate when calculating the expense for the period, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate based on the forfeiture rates of our peers since our historical forfeiture experience was not sufficient to predict future forfeitures since we were incorporated in 2004. We applied a forfeiture rate of 4.75% in determining the expense recorded in our consolidated statement of operations. We expect these assumptions to change in the future as our peer companies experience changes in assumptions and as we begin to develop our own assumptions to be used in the Black Scholes option-pricing model. These changes in assumptions as well as changes in the amount and exercise price of stock options granted in future periods will change the amount of stock-based compensation expense that we record under SFAS 123(R) in future periods.

        As a result of adopting SFAS 123(R), our net loss for the year ended December 31, 2006 and the three months ended March 31, 2007 is $188,000 and $148,000, or $0.20 and $0.12 per share, respectively. higher than if we had continued to account for stock-based compensation under APB Opinion 25. Unrecognized stock-based compensation expense for non-vested stock options of $1.77 million at December 31, 2006 and $3.05 million at March 31, 2007 is expected to be recognized using the straight-line method over a weighted-average period of 3.6 and 3.5 years, respectively. The adoption of SFAS No. 123(R) had no effect on our cash flows for any period.

        We have historically granted stock options at exercise prices not less than the fair market value of our common stock as determined by our board of directors, with input from management. Our board of directors has historically determined the estimated fair value of our common stock on the date of grant based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector and the prices at which we sold shares of redeemable convertible preferred stock, the superior rights and preferences of securities senior to our common stock at the time of each grant and, the likelihood of achieving a liquidity event such as an initial public offering or sale of our company.

        The following table presents the grant dates and related exercise prices of stock options granted to employees in the year ended December 31, 2006 and the three months ended March 31, 2007:

	Number of options granted	Exercise price
February 28, 2006	286,476	$0.79
August 30, 2006	701,792	$1.10
October 20, 2006	5,714	$1.10
December 15, 2006	127,809	$3.15
February 13, 2007	196,762	$5.99
March 1, 2007	211,429	$5.99
Total	1,529,982

        At the time of each of these stock option grants, the exercise price was determined by our board of directors, with input from management, based on the various objective and subjective factors noted above. In addition, for certain stock option awards in 2006 and all option grants in 2007, we prepared valuation reports to document the fair value of our common stock for financial reporting purposes.

        The exercise price for stock options granted on February 28, 2006 was set by our board of directors based upon our internal valuation model. Our internal valuation model used the Market Approach and the Probability Weighted Expected Return Method as outlined in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid). The exercise prices for stock options granted on August 30, 2006 and October 20, 2006 were determined by the results of our valuation that was completed in July 2006. The exercise price for stock options granted on December 15, 2006 was determined by our board of directors based on our valuation completed as of December 15, 2006 and the exercise price for options granted on February 13, 2007 and March 1, 2007 was based on our contemporaneous valuations completed on February 10, 2007 and March 1, 2007, respectively.

        In connection with the preparation of the consolidated financial statements for the year ended December 31, 2006 and in preparing for this initial public offering, we reexamined the valuations of our common stock during 2006. In connection with that reexamination, we prepared retrospective valuation reports of the fair value of our common stock for financial reporting purposes as of February 28, 2006, July 15, 2006 and December 15, 2006. We believe that the valuation methodologies used in the retrospective valuations and the contemporaneous valuations are reasonable and consistent with the Practice Aid. We also believe that the preparation of the retrospective valuations was necessary due to the fact that the timeframe for a potential initial public offering had accelerated significantly since the time of our initial valuations.

        In the IPO scenario for each of our retrospective and contemporaneous valuations, we used the Market Approach to estimate the future expected market capitalization of our company. In applying the Market Approach in the IPO scenario for the February 2006 valuation, we applied the Guideline Public Company Method as described in the Practice Aid. We began by analyzing valuations of initial public offerings of biotechnology companies since January 1, 2005...More specifically, we selected guideline companies that completed their initial public offerings in 2005 or 2006 and had drug candidates in Phase I or Phase II clinical trials. We concluded that these companies were most comparable to our stage of development based upon the status of our clinical programs. We did not include any guideline companies that had drug candidates in Phase III clinical trials. We selected an expected market capitalization based upon the midpoint of the mean of the IPO pre-money valuations of this group of guideline companies in 2005 and 2006 together and in 2006 alone.since there was no single company in this group that was more representative of our size and stage of development than the others. Beginning with the July 2006 retrospective valuation, we applied the Guideline Transactions Method of the Market Approach as described in the Practice Aid for all valuation dates in the remainder of 2006 and 2007. This method utilizes transactions in equity securities of the enterprise with unrelated investors to determine the fair value of the enterprise's securities. We concluded that this method was more appropriate for these valuation dates since our implied valuation from preferred stock financings increased as a result of the Series C and C-1 redeemable convertible preferred stock financings and the fact that in excess of 49% and 72%, respectively, of the Series C and Series C-1 redeemable convertible preferred stock investors were unrelated investors and the pricing of the Series C and Series C-1 financings were established by lead unrelated investors. As a result, we discontinued the use of the Guideline Public Company Method of the Market Approach. We calculated our implied valuation from our preferred stock financings based upon the prices paid by our Series C and C-1 redeemable convertible preferred stock investors in March and April 2006 and January and February 2007, respectively, multiplied by the number of common and preferred (on an as converted basis) shares outstanding at the time of the financing.

        In applying the Market Approach in the sale scenario, we analyzed sale transactions of biotechnology companies over a five-year period ended July 2006. We applied a transaction enterprise value of approximately $125 million. This transaction enterprise value was supported by published transaction values of companies with product candidates in similar stages of development as the Company estimates its product candidates would be in within the estimated three-year period until a sale or merger would be consummated. Finally, in applying the Market Approach in the dissolution scenario, we applied a transaction enterprise value of $50 million. This scenario assumes a sale of the Company's existing research and intellectual property at a value that would not allow the preferred stockholders to realize their liquidation value.

        In order to allocate the enterprise values we determined to our common stock, we used the Probability Weighted Expected Return method described in the Practice Aid. Under this method, the value of our common stock is estimated based upon an analysis of future values for our company assuming various future outcomes, the timing of which is based on the plans of our board and management. Share value is based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us as well as the rights of each share class. The fair market value of our common stock was estimated using a probability-weighted analysis of the present value of the returns afforded to our shareholders under each of three possible future scenarios. Two of the scenarios assume a shareholder exit, either through an initial public offering (IPO) or a sale of our company. The third scenario assumes a liquidation or dissolution of our company at a value that is less than the cumulative amounts invested by our preferred shareholders. For the IPO and sale scenarios, the estimated future and present values of our common stock were calculated using assumptions including: the expected market capitalization or sale valuations based on the Market Approach discussed above; the expected dates of the future expected IPO or sale; and an appropriate risk-adjusted discount rate. For the dissolution or liquidation scenario, the estimated future and present values of our common stock were calculated using assumptions including: the aggregate enterprise value that could be attained through such a sale as discussed above; the expected date of the future dissolution and an appropriate risk-adjusted discount rate. Finally, the present value calculated for our common stock under each scenario was probability weighted based on our estimate of the relative occurrence of each scenario.

        In the retrospective valuations for February, August and October 2006, our assumptions for the three potential future outcomes were as follows: (i) we become a public company in the middle of 2007 (IPO Scenario), (ii) we are acquired in 2-3 years for a premium (sale scenario) and; (iii) we are acquired in 3-4 years for less than the liquidation value of preferred stock (dissolution scenario). In the retrospective valuation for December 2006 and the contemporaneous valuation for February 2007, we added a fourth potential future outcome which was a longer term IPO scenario, under which we would become a public company in approximately fifteen and nine months, respectively, from the grant date.

        We used a 25% probability weight for the IPO Scenario in our February 28, 2006 retrospective valuation and we increased this percentage in the later retrospective valuations as significant business milestones were achieved, scientific papers co-authored by the Company were published as coverage of the company, its advisors and sirtuins by the popular and scientific press increased and as discussions with investment bankers and institutional investors increased in late 2006, such that the probability weight assigned to the IPO scenarios at July 15, 2006, December 15, 2006, February 10, 2007 and March 1, 2007 had increased to 33%, 65%, 85% and 95%, respectively. The increase in the probability weight assigned to the IPO scenario increased the value ascribed to our common stock. Under the IPO Scenario, the fair value of common stock was calculated using our expected market capitalizations and a risk-adjusted discount rate of 35% through December 31, 2006 and 30% for February and March 2007 based on the estimated timing of our potential initial public offering with no lack of marketability discount. The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid for firms engaged in bridge financing in anticipation of a later IPO and (2) our calculated cost of capital. Our calculated cost of capital was developed based upon a quantitative and qualitative analysis of factors that would impact the discount rate. We selected the high end of the range of venture capital return rates for our stage of company due to the risks associated with the early stage of our clinical development activities, our intellectual property risks and the known high failure rate of biotechnology companies. In general, the closer a company gets to an initial public offering, the higher the probability assessment weighting is for the "public company" scenario. If different discount rates had been used, the valuations would have been different.

        The fair value of our common stock under the sale scenario was determined by reducing the total estimated enterprise value by the liquidation preference of those preferred shares that would receive more value based on their liquidation preference as opposed to converting to common stock, and the fair value of our common stock under the dissolution scenario was determined by reducing the total estimated enterprise value by the liquidation preferences of our Series A through C redeemable convertible preferred stock. In both scenarios the total estimated enterprise value was reduced by the repayment of the outstanding debt and a discount for lack of marketability of 15% in 2006 and zero in February and March 2007. After considering these factors, as well as the results of a number of empirical studies, IRS Revenue Ruling 77-287 involving the issue of discounts for lack of marketability and certain other company specific factors (such as the prospects for liquidity absent an IPO and the estimated volatility of our common stock), a 15% discount for lack of marketability was deemed appropriate to apply to the common stock in these two scenarios. If a different discount for lack of marketability was used, the valuations would have been different.

        The estimated fair market value of our common stock at each valuation date is equal to the sum of the probability weighted present values for each scenario.

        We have incorporated the fair values calculated in the retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted in 2006. The retrospective valuations generated per share fair values of common stock of $1.94, $2.15, $2.26, $4.62, $7.02 and $7.54, respectively, at February, August, October and December 2006 and February and March 2007, respectively. This resulted in intrinsic values of $1.15, $1.05, $1.16, $1.47, $1.03 and $1.55 per share, respectively, at each grant date.

        The retrospective fair values of our common stock increased throughout 2006 reducing the difference between the fair value of our common stock and the estimated initial public offering price range. The increases were caused by business and scientific milestones, financing transactions and the proximity to a potential initial public offering. The retrospective fair value of our common stock underlying 286,476 stock options granted on February 28, 2006 was determined to be $1.94 per share. The fair value of common stock on that date contemplated the following:

  •
  The possibility of an initial public offering was low at that time and a probability estimate of 25% was assigned as a result of the early stage of development.

  •
  Series C redeemable convertible preferred stock was sold approximately one month later for $1.12 per share, which represented a 40% increase from Series B redeemable convertible preferred stock sold one year earlier.

  •
  We just commenced our first clinical trial.

  •
  The management team was not complete.

        The retrospective fair value of our common stock underlying 701,792 stock options granted on August 30, 2006 was determined to be $2.15 per share. The increase in fair value from the February retrospective valuation was primarily due to the following:

  •
  The possibility of an initial public offering remained relatively low and a probability estimate of 33% was assigned as a result of the early stage of development.

  •
  We completed our first two clinical trials in healthy volunteers.

  •
  The management team continued to be assembled with the addition of our Senior Vice President of Research.

        The retrospective fair value of our common stock underlying 5,714 options granted on October 20, 2006 was determined to be $2.26 per share. The increase in fair value from the August retrospective valuation was primarily due to the following:

  •
  The possibility of an initial public offering remained relatively low and a probability estimate of 33% was assigned as a result of the early stage of development.

  •
  We released the results of our first two Phase 1a clinical trials on October 4, 2006. The studies showed that SRT501 was safe and well-tolerated.

        The retrospective fair value of our common stock underlying 127,809 stock options granted on December 15, 2006 was determined to be $4.62 per share. The increase in fair value was primarily due to the following:

  •
  In November, Nature and Cell published peer reviewed papers co-authored by us which validated some of our early discoveries. These papers were widely cited in the media, greatly increasing interest in sirtuins as targets for drug development.

  •
  Interest from the investment banking community increased due to the above developments. Therefore, the possibility of an initial public offering increased significantly so a probability estimate of 45% was assigned to a short term IPO scenario and 20% to a long term IPO scenario.

  •
  We initiated our first Phase 1b clinical trials of SRT501 in Type 2 Diabetes patients.

        The contemporaneous fair value of our common stock underlying 196,762 stock options granted on February 13, 2007 was determined to be $7.02 per share. The increase in fair value was primarily due to the following::

  •
  In January 2007, Fortune magazine published an article about the Company which generated continued interest in sirtuins and our research.

  •
  We closed the Series C-1 redeemable convertible preferred stock financing on January 22, 2007 and February 1, 2007 which generated proceeds of $35.9 million.

  •
  We initiated the process of an initial public offering with an organizational meeting on January 23, 2007.

        These factors increased the possibility of an initial public offering.. Therefore, a probability estimate of 75% was assigned to the short term IPO scenario and 10% to the long term IPO scenario..

        The contemporaneous fair value of our common stock underlying 211,429 stock options granted on March 1, 2007 was determined to be $7.54 per share. The increase in fair value was primarily due to the fact that we filed our initial registration statement on Form S-1 on March 1, 2007. This further increased the possibility of an initial public offering, and therefore, we assigned a probability estimate of 90% to the short term IPO scenario and 5% to the long term IPO scenario.

        Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable, single measure of the fair value of our common stock. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our common stock once this offering is complete. We cannot make assurances of any particular valuation of our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

        The primary factors contributing to the difference between the fair value of our common stock as of each grant date and the estimated initial public offering price range of $9.00 to $11.00 per share include the factors discussed on the prior two pages, most notably:

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  Publications in Nature and Cell which validated some of our early discoveries;

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  Increased interest in the sirtuin field given media coverage of the papers published in Nature and Cell, including the Fortune magazine article discussed above;

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  Engaging of investment bankers in January 2007 to initiate the process of an initial public offering and initial drafting of a registration statement; and

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  Completion of clinical trials in healthy volunteers.

        Based on the factors described above, the probability weighting of being able to proceed with an IPO increased significantly, thus reducing the difference between the fair value of common stock and the estimated initial public offering price range. We initiated the process of an initial public offering with an organizational meeting on January 23, 2007. Despite holding an organizational meeting, we still have significant milestones to reach before an initial public offering could be completed. While we had formally initiated the public offering process, there is no assurance that we will actually proceed with the initial public offering.